Mail Stop 4561

December 7, 2005

Leo F. Wells, III
President
Wells Timber Real Estate Investment Trust, Inc.
6200 The Corners Parkway
Norcross, Georgia 30092-3365

Re: **Wells Timber Real Estate Investment Trust, Inc.**
         Registration Statement on Form S-11
         Filed November 10, 2005
         File No. 333-129651

Dear Mr. Wells:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you are registering shares to be offered under a dividend reinvestment plan to investors in the offering. Please tell us whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan. Please also tell us whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

3.   We note that you will provide your shareholders with periodic updates on the performance of your company via U.S. mail or courier. We further note that, with a shareholder's permission, you may furnish this information by electronic delivery, including with respect to your annual report, by notice of the posting of your annual report on your affiliated web site. Please briefly describe how you will determine a shareholder's consent to electronic delivery and how you will ensure that delivery to the shareholder has been satisfied.

4.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

5.   Please provide all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.

6.   Although we note your disclosure on pages 51 − 54, you do not appear to have provided disclosure required by Item 25 of Form S-11 regarding your policies with respect to certain transactions. We note, for example only, that you have not clearly disclosed whether directors and officers may have any direct or indirect pecuniary interest in investments or engage for their own account in certain business activities. Please advise or revise.

7.   Although we note your disclosure on pages 62 and 63, you do not appear to have provided clear disclosure required by Item 12 of Form S-11 regarding your policies with respect to certain activities. Please advise or revise.

8.   We note that you do not appear to have included a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please revise or alternatively tell us

why it is not appropriate. Refer to Item 502 of Regulation S-K.

Cover Page

9.   Please expand the sixth risk factor to quantify the fees and expenses that you pay to your advisor, its affiliates and participating broker-dealers.

10.   Please include the date when the offering will end assuming that the minimum is reached.

Summary, page 1

11.   Please provide the full names of all promoters and indicate all positions and offices with the company now held or intended to be held by each such promoter. Refer to Item 11 of Form S-11.

Wells Timber Real Estate Investment Trust, Inc., page 1

12.   We note that you intend to acquire timberland properties throughout the timber-producing regions of the United States. Please expand your disclosure to identify the geographic areas where you intend to acquire properties and discuss whether you plan to geographically diversify your holdings of timberland properties.

Investment Objectives, page 1

13.   Please refrain from using the term "dividends" in this section and throughout the prospectus since the payment of dividends implies the existence of current and accumulated earnings and profits. Since the company is newly formed and has never operated as a REIT, there is no assurance it will have current or accumulated earnings and profits, and the distributions made to stockholders may constitute, in part, a return of capital. Instead, please use the term "distributions."

14.   We note that your primary investment objectives are to provide current income through the payment of cash dividends, to preserve and return capital contributions and to realize capital appreciation upon the ultimate sale of your assets. Please expand your disclosure in this section to balance it with the fact that you are a newly formed entity with no prior timber REIT experience on which to base your objectives and that distributions are not assured.

Summary Risk Factors, page 1

15.   Please revise to state that the fees payable at the operational stage are not based on the performance of the investments.

16.   Please expand your disclosure to briefly describe each conflict of interest that you will

face with respect to your advisor and its affiliates.

Our Advisor, page 2

17.   We note that Wells Capital is your advisor. Please expand your disclosure to briefly describe the advisory agreement and disclose that the agreement was not negotiated at arm's-length and, accordingly, you may pay more for such services.

Conflicts of Interest, page 2

18.   We note that all of your officers and two of your directors will face these conflicts of interest. Please expand your disclosure in this section and on page 51 to identify these individuals and briefly describe their affiliation with Wells Capital.

Compensation of the Advisor and its Affiliates, page 4

19.   We note your statement on the top of page 51 that the advisory fees paid to Wells Capital will be paid irrespective of the quality of its services. Please expand your disclosure in this section and on page 44 to clearly state in this section that the fees payable during the operational stage are not related to your performance.

20.   We note that the monthly asset management fees will equal one-twelfth of 1.25% of the cost of investments. Please expand your disclosure in this section and on page 44 to clarify what you mean by "cost."

The Timber Manager, page 7

21.   Please revise to state whether your advisor may purchase timber properties before it engages a timber management company. Disclose whether your advisor is under any obligation to engage a timber management company. Provide conforming disclosure in the related risk factor on page 16.

Sources of Income, page 7

22.   Please expand your disclosure to discuss the portion of your revenue that you intend to generate from each listed source.

Our Corporate Structure, page 7

23.   We note that Wells Capital owns all the special units in Wells Timber OP. Please expand your disclosure to briefly describe the characteristics of these special units, including any the cash distributions to which Wells Capital may be entitled so long as they hold them and any payments associated with their redemption. In addition, quantify how many special units Wells Capital holds.

24.   We note your disclosure on page 31 that you intend to conduct a portion of your business activities through one or more TRSs. Please expand your disclosure to provide an organization chart with your operating partnership, any TRSs and your advisor. Please provide all ownership percentages.

25.   Please disclose in the summary and in a separate risk factor the consequences arising from the fact that the net income of your TRSs will not be not subject to the REIT 90% distribution requirement, and thus may be retained by these TRSs at their discretion.

26.   Please provide your website address, if available.

27.   Please disclose the percentage of outstanding securities that the shares you are registering represent.

Questions and Answers about the Offering, page 9

What is a REIT? − page 9

28.   We note your statement that REITs are subject to numerous organization and operational requirements. Please expand your disclosure to briefly describe these requirements, including the asset and income limitations imposed on REITs and TRSs.

Risk Factors, page 15

29.   We note your statement in the introductory paragraph that: "The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to our business, operating results, prospectus and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial might also harm our business." Please revise to clarify that all material risks are presented in this section. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

30.   Please avoid using phrases such as "material adverse effect," "adverse effect," "materially adversely affect" or "adversely impact" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

31.   Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- "We do not intend to obtain insurance on the timberland properties we acquire," page 25

- "The timberland properties we acquire are subject to federal and state environmental regulations," page 25

- "We are likely to incur mortgage and other indebtedness, which may increase our business risks," page 28

Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it *specifically* applies to you.

Risks Related to Investing in this Offering, page 15

Our advisor does not have any substantial experience…, page 16

32.   Please revise your disclosure in the heading and this risk factor to clarify, if true, that Wells Capital does not have *any* experience acquiring, owning or managing timberland properties.

If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us will fluctuate with the performance of specific properties we acquire, page 16

33.   We note your disclosure that if you raise substantially less than the maximum offering proceeds you may not be able to invest in a diverse portfolio of properties. Please expand your disclosure to clarify, if true, that the minimum offering of $2,000,000 would not be sufficient to achieve a diverse portfolio and quantify the amount that you would need to achieve such a portfolio.

Our cash dividends are not guaranteed and may fluctuate, page 17

34.   We note your disclosure that you do not believe that the Internal Revenue Code will require you to distribute any material amounts of cash to maintain your REIT status. Please revise to provide a separate risk factor that discusses the risk to investors that you are not required to distribute net capital gains. In addition, please remove the mitigating language regarding your intent to pay regular cash distributions to be determined by your board of directors.

Risks Related to Conflicts of Interest, page 18

<u>Wells Capital, its affiliates and our officers will face competing demands…, page 18</u>

35.   We note that Wells Capital and its affiliates, including your officers, have interests in other Wells programs and engage in other business activities. Please expand your disclosure to briefly describe the other Wells business activities.

<u>Our officers and some of our directors face conflicts of interest…, page 18</u>

36.   We note that your executive officers and some of your directors are also officers and directors of your adviser, your dealer manager and other affiliated entities. Please expand your disclosure to identify each individual executive officer and director and identify any other position held by such individual.

<u>Risks Related to This Offering and Our Corporate Structure, page 19</u>

<u>You will have limited control over changes in our policies and operations…, page 20</u>

37.   We note that, under Maryland General Corporation Law and your charter, your stockholders will have a right to vote only on limited matters. Please expand your disclosure to briefly describe these limited matters.

<u>Risks Related to Investments in Timberland, page 23</u>

<u>Following the acquisition of timberland properties, a substantial amount…, page 23</u>

38.   We note that you expect to receive a substantial amount of your revenue from the sale of your timber. Please quantify this amount as a percentage.

<u>The forest products industry and the market for timberland properties…, page 25</u>

39.   We note your statement that many of your competitors, both domestic and international, have substantially greater financial and operating resources, are better able to absorb the risks of timberland investing and own more timberland than you do. Please clarify that you are a recently formed company with limited resources and that you currently own no timberland.

<u>Harvesting our timber may be subject to limitations…, page 25</u>

40.   We note your statement that access to your timberlands could be negatively impacted by a variety of other factors. Please expand your disclosure to briefly describe these other factors.

<u>Management, page 34</u>

41.   We note that, prior to effectiveness, you will have a five-member board of directors and that you will have three independent directors. Please update your disclosure accordingly, including committee membership and identify the current members of your board.

42.   With respect to your independent directors, we note your statement on page 34 that serving as a director of, or having an ownership interest in, another Wells-sponsored program, will, by itself, not preclude independent director status. Please tell us what criteria you will use to determine the independence of directors and how a director of Wells Timber REIT, who serves as a director or has an ownership interest in another Wells-sponsored entity, could be considered independent.

43.   We note that your directors and officers are not required to devote all of their time to your business and are only required to devote the time to your affairs as their duties may require. Please expand your disclosure in this section and the risk factor on page 18 to quantify the amount of time your executive officers will devote to you.

Executive Officers and Directors, page 35

44.   We note your disclosure regarding the business experience of your officers and directors and the officers and directors of Wells Capital over the past 30 years. Please revise your disclosure in this section and on pages 40 and 41 to provide the dates that these officers and directors have held their current positions and any positions held during the past five years. See Item 401(a)(4) of Regulation S-K.

2005 Long-Term Incentive Plan, page 37

45.   We note that the incentive plan is intended to attract and retain qualified independent directors, employees, advisors and consultants considered essential to your long-range success. We further note your disclosure that you have no employees. Please expand your disclosure to clarify when you expect to hire employees.

The Advisory Agreement, page 41

46.   We note your disclosure on page 42 that either party may terminate the advisory agreement without penalty upon 60 days' written notice. We further note the disclosure in the notes to the financial statements on page F-8 regarding fees to be paid upon termination of the advisory agreement. Please revise your disclosure in this section and throughout the prospectus to include a discussion of these fees and any fees associated with the special units to be paid upon termination of the advisory agreement.

Conflicts of Interest, page 49

47.   We note that Wells Capital and its affiliates will receive substantial fees from you. Please expand your disclosure to clarify that a substantial portion of these fees will be derived directly from the offering proceeds and will be paid regardless of your performance. In addition, please expand your disclosure to describe the special units of Wells Timber OP and any payments associated with these units.

Industry Overview, page 55

48.   We note your disclosure on page 55 relating to timber prices and your disclosure on page 57 relating to certain favorable market conditions and trends in the timber industry. Please provide us with support for these statements. In addition, we note your reference to *An Analysis of the Timber Situation in the United States: 1952-2050* and a study by Washburn & Binkley on page 57. Please provide us copies of these materials. Clearly mark the portion of these materials that you refer to in your disclosure.

Business and Policies, page 59

49.   We note your statement: "As a timberland investment company that is independent from integrated forest and paper products companies, we believe that we will be able to acquire large tracts of timberland, utilize experienced timber managers, benefit from economies of scale and establish ourselves as a preferred provider of timber to numerous end-users." We further note that you believe that you can build a diversified portfolio of timberland that generates an attractive risk-adjusted return and sustained cash flows over the long-term for your investors. Please expand your disclosure to provide the basis for your beliefs in light of the fact that you are a recently formed company with no experience investing in timberlands. We note that you have not retained a timber manager and have identified no timberlands for purchase. In addition, explain what you mean by "risk-adjusted return" and briefly describe the sources for your "sustained cash flows."

50.   We note that your portfolio investment strategy includes using targeted levels of leverage to increase your ability to acquire timberlands. Please expand your disclosure to quantify these targeted levels.

51.   We note you may acquire ancillary businesses as necessary to maximize the value of your portfolio. Please expand your disclosure to describe what you mean by "acquire ancillary businesses" and provide examples as appropriate.

Plan of Operation, page 65

52.   We note that after the minimum subscription of $2 million is achieved, subscription proceeds will be released to you. Please expand your disclosure to describe how you intend to operate your business using only a small percentage of maximum offering.

Please discuss how this would impact your operations and investment opportunities.

Prior Performance, page 69

Overview, page 69

53.   Please provide a summary of the acquisitions made by Wells-sponsored programs in the three most recent years, including the type, location and method of financing. See Item 8.A.4 of Guide 5.

54.   Please tell us why you have provided information about the offering by Wells Real Estate Fund XIV, L.P. rather than a summary of all eight publicly registered limited partnerships. In addition, with respect to the disclosure on pages 71 – 73, please include the net proceeds for each offering.

55.   We note your disclosure on page 70 that Wells Development intends to form a series of limited liability companies. Please expand your disclosure to clarify how Wells Development is affiliated with Wells Capital.

56.   Please provide the aggregate number of private Wells-sponsored programs.

Publicly Offered Unspecified Real Estate Programs, page 70

57.   We note your disclosure at the bottom of page 70 that Wells-sponsored programs have occasionally been adversely affected by the cyclical nature of the real estate market. Please expand your disclosure to explain in more detail how these programs have been adversely affected, for example have they lost money or produced a negative rate of return for investors. In addition, please provide a cross reference to the information concerning these developments in Table III of the prior performance tables.

58.   We note your disclosure that all of the properties purchased in which a Wells public partnership owned any interest were purchased without borrowing any additional funds and that Table IV gives additional information relating to the mortgage financing. Please expand your disclosure to clarify, if true, that certain properties were purchased subject to existing mortgages and that the relevant Wells public partnership assumed its share of the debt.

59.   We note the summary of information regarding the performance of Wells' publicly sponsored programs during the past 10 years and that each entity "owned interests" in certain properties. For each chart, please provide the ownership percentage of each property if the Wells' entity owned less than 100% of the property. If the other interests in the property were held by an affiliate, please provide that information in a footnote.

60.   We note that you have included a summary of selected financial data of Wells REIT I and

Wells REIT II, on pages 79 and 83, respectively. This information is not appropriate for the prior performance summary. Please revise to direct investors to the more complete financial information provided in Table III. In addition, please include Table III disclosure for Wells REIT II or tell us why it is not appropriate.

Federal Income Tax Considerations, page 85

61.   Please revise the disclosure prior to effectiveness to reflect that you *have* received the opinion of Alston Bird LLP rather than stating that you *expect* to receive the opinion. Provide conforming changes in the risk factor on page 29.

Dividends, page 109

62.   Refer to the next-to-last paragraph in this section. Please disclose that distributions paid from borrowings or sources other than cash from operations will constitute a return of capital, which will have the effect of reducing the shareholder's basis in your stock.

Plan of Distribution, page 124

63.   We note that your officers and directors and directors, officers and employees of Wells Capital or its affiliates may purchase shares in this offering for $9.12 per share. Please expand your disclosure to discuss how many shares will be offered at this price. Also, please clarify whether their purchases will count toward the minimum needed to break escrow.

64.   We note your risk factor stating that the offering price was not established on an independent basis. Please revise this section to include the information required by Item 505 of Regulation S-K.

Prior Performance Tables, page F-11

65.   Please include a discussion of the factors considered in determining which previous programs had "similar investment objectives" to those of Wells Timber REIT.

Table I, page F-12

66.   Please include in the narrative section preceding this table the investment objectives of the programs included in this table.

67.   Please include a line item for "dollar amount offered," which should be the maximum amount registered in the prior public offering.

68.   We note the line item for "underwriting fees." Please revise your disclosure to clarify whether these amounts include selling commissions and discounts.

<u>Table III, Well Real Estate Investment Trust, Inc., page F-20</u>

69.   Please present the table line items related to cash distributions to investors as was done in the tables on pages F-16 and F-18.

<u>Part II. Information Not Required in Prospectus</u>

<u>Table IV, page 11-6</u>

70.   Please include a line item in the table for "other cash expenditures expensed" or advise.

<u>Exhibits</u>

71.   We note the legal opinion filed as Exhibit 5. In particular, we note the statements in paragraphs (2) and (3) of the opinion that "(assuming that, upon issuance, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter)." Please note that counsel should not include broad assumptions that are readily ascertainable. Please revise or advise.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Leo F. Wells, III
Wells Timber Real Estate Investment Trust, Inc.
December 7, 2005
Page 13

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rosemarie A. Thurston, Esq. (*via facsimile*)
Alston & Bird LLP